Filed by CBOT Holdings, Inc.

Subject Company – CBOT Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

File No. 333-72184

The following press release was distributed on July 29, 2004.

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For Immediate Release	Contact:	Melissa Jarmel 312-435-3620 news@cbot.com

CBOT SECOND QUARTER NET INCOME RISES 67 PERCENT

CHICAGO, July 29, 2004—The Chicago Board of Trade (CBOT) reported today that net income in the second quarter of 2004 rose 67 percent to $16.5 million from $9.9 million in the same period of 2003.

Exchange revenues also increased, rising 6 percent to $102.1 million from $95.9 million in 2003.

CBOT President and CEO Bernard Dan said, “Growth in trading volume, particularly in the CBOT’s highly liquid and transparent U.S. Treasury complex, and a new stream of revenue from clearing fees have contributed to the CBOT’s strong financial position. Particularly in today’s highly competitive environment, the CBOT is proud that its longstanding commitment to transparency, the depth of its liquid markets, and its cutting-edge technology continue to deliver unparalleled value to customers and position the exchange as a leader in the futures industry.”

Trading volume in the second quarter of this year was 158.5 million contracts, up 37 percent from 115.6 million contracts in the same period of 2003. CBOT’s U.S. Treasury complex volume surged 39 percent in the second quarter of 2004 to 122.3 million contracts from 87.9 million contracts in the second quarter of 2003.

For more information about the CBOT’s products and markets, please visit the exchange website at www.cbot.com.

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc. (CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CHICAGO BOARD OF TRADE

CONSOLIDATED STATEMENTS OF INCOME

For the Six Months Ended June 30, 2004

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	Quarter Ended June 30,		Quarter Ended March 31,	Six Months Ended June 30,
	2004	2003	2004	2004	2003
REVENUES
Exchange Fees	$52,604	$71,038	$54,379	$106,983	$129,494
Clearing Fees	19,634	—	16,589	36,223	—
Quotations	16,020	13,877	15,979	31,999	28,314
Building	5,363	5,077	5,398	10,761	10,017
Services	3,276	5,577	3,056	6,332	8,946
Members’ Dues	4,657	—	4,658	9,315	—
Other Operating Revenue	542	363	826	1,368	705

Total Revenues	102,096	95,932	100,885	202,981	177,476

EXPENSES
Salaries and Benefits	17,982	17,328	17,915	35,897	32,372
Depreciation and Amortization	10,958	7,669	11,292	22,250	14,877
Clearing Services	13,872	—	12,210	26,082	—
General and Administrative Expenses	3,662	4,252	5,465	9,127	7,146
Building Operating Costs	5,559	6,336	6,355	11,914	12,530
Technology	9,292	15,236	8,181	17,473	26,996
Contracted License Fees	1,568	6,697	1,443	3,011	12,327
Professional Services	6,053	6,839	6,673	12,726	11,846
Programs	3,365	1,291	2,786	6,151	1,689
Equity on Loss of OneChicago	188	240	232	420	539
Severance and Related Costs	58	2	360	418	348
Interest	1,216	806	1,324	2,540	1,897

Total Expenses	73,773	66,696	74,236	148,009	122,567

INCOME FROM OPERATIONS	28,323	29,236	26,649	54,972	54,909
PROVISION FOR INCOME TAXES	12,324	6,573	10,885	23,209	17,414

INCOME BEFORE LIMITED PARTNERS
INTEREST IN CERES PARTNERSHIP	15,999	22,663	15,764	31,763	37,495
LIMITED PARTNERS INTEREST IN
INCOME OF CERES PARTNERSHIP	523	(12,802)	254	777	(12,802)

NET INCOME	$16,522	$9,861	$16,018	$32,540	$24,693

BALANCE SHEET HIGHLIGHTS

(unaudited; in thousands)

	June 30, 2004	December 31, 2003
Unrestricted Cash	$103,955	$137,127
Current Assets	$174,566	$200,157
Total Assets	$447,273	$483,981
Current Liabilities	$80,327	$84,535
Long Term Debt	$39,730	$50,045
Total Liabilities	$161,142	$169,758
Members’ Equity	$284,268	$251,283